Form 10KSB, Exhibit 13
period 1995-10-31
INFORMEDICS INC
filed 1996-01-29
CIK 727164

COMMON STOCK AND RELATED SHAREHOLDER INFORMATION

The Company's common stock is traded on Nasdaq under the symbol IMED. The following table sets forth the high and low prices for the common stock, as reported on Nasdaq, during the two fiscal years ended October 31, 1995:


                                    1995 Fiscal Year                           1994 Fiscal Year
                               High                 Low                   High                 Low
                          ----------------     ----------------      ----------------    -----------------
First Quarter                $ 2.188              $ 1.438                $ 1.250             $ 0.875
Second Quarter               $ 2.188              $ 1.563                $ 1.250             $ 0.625
Third Quarter                $ 1.750              $ 1.250                $ 1.063             $ 0.500
Fourth Quarter               $ 1.500              $ 1.125                $ 1.563             $ 0.938



The prices quoted above may reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.


At December 29, 1995, there were approximately 1,200 beneficial owners of the Company's common stock.


The Company has not declared any dividends and has no intention of doing so in the near future.


STATEMENTS OF OPERATIONS

                                                       YEAR ENDED OCTOBER 31,
                                                    ----------------------------
                                                         1995           1994
                                                    --------------  ------------
REVENUE:
Product Sales ..................................    $ 1,908,079     $ 2,573,767
Customer Service and  Support ..................      3,243,468       2,969,508
                                                    -----------     -----------
Total Revenue ..................................      5,151,547       5,543,275
                                                    -----------     -----------

COSTS AND EXPENSES:
Cost of Products Sold ..........................        734,857         898,588
Cost of Customer Service and Support ...........      2,757,960       1,912,025
Selling and Administrative Expenses ............      1,999,094       1,817,187
Depreciation and Amortization ..................      1,642,541         646,172
                                                    -----------     -----------
Total Costs and Expenses .......................      7,134,452       5,273,972
                                                    -----------     -----------

Operating Income (Loss) ........................     (1,982,905)        269,303
                                                    -----------     ------------

OTHER INCOME (EXPENSE):
Interest Expense ...............................           (901)           --
Interest Income ................................         53,441          16,531
Other Income (Expense) .........................         (9,411)         10,823
                                                    -----------     -----------
Total Other Income .............................         43,129          27,354
                                                    -----------     -----------

Income (Loss) Before Income Taxes ..............     (1,939,776)        296,657

Income Tax Provision (Benefit) (Note 7) ........       (762,286)        128,228
                                                    -----------     -----------

Net  Income (Loss) .............................    $(1,177,490)    $   168,429
                                                    ===========     ===========

Weighted Average Number of Common Shares and
 Common Stock Equivalents Outstanding ..........      2,635,368       2,707,139
                                                    ===========     ===========


Earnings  (Loss) Per Share: ....................    $     (0.45)    $      0.06
                                                    ===========     ===========





SEE NOTES TO FINANCIAL STATEMENTS




BALANCE SHEETS, OCTOBER 31, 1995 AND 1994

ASSETS
------
                                                           1995          1994
                                                        ---------     ----------

CURRENT ASSETS:
Cash ...............................................    $  534,260    $1,055,378
Accounts Receivable, less allowance for doubtful
    accounts of $64,623 in 1995 and $66,000 in 1994        807,984     1,127,173
Inventories (Note 2) ...............................        74,272        25,707
Prepaid Expenses and Other Current Assets ..........       104,378        96,102
Income Taxes Receivable (Note 7) ...................        86,823        60,577
Deferred Income Taxes (Note 7) .....................       254,804       303,113
                                                        ----------    ----------

Total Current Assets ...............................     1,862,521     2,668,050
                                                        ----------    ----------

FIXED ASSETS:
Furniture and Fixtures .............................       132,830       103,818
Machinery  and Equipment ...........................       597,175       580,807
Automobiles ........................................        29,138        29,138
Leasehold Improvements .............................        20,142        32,735
Other Fixed Assets .................................       118,009       109,538
                                                        ----------    ----------
                                                           897,294       856,036

Less accumulated depreciation and amortization .....       581,259       565,506
                                                        ----------    ----------

Total Fixed Assets .................................       316,035       290,530
                                                        ----------    ----------

OTHER ASSETS:
Software Development Costs,
   less accumulated  amortization of
   $1,464,073 in 1995 and  $2,014,711 in 1994 ......       576,433     1,386,856
Purchased Software,
   less accumulated amortization of $266,084 in
   1995 and $320,675 in 1994 .......................          --         194,020
Covenants Not to Compete,
   less accumulated amortization of
   $410,249 in 1995 and $333,085 in 1994 ...........        83,796       160,960
Deferred Income Taxes (Note 7) .....................       253,907          --
Other ..............................................        45,252        53,570
                                                        ----------    ----------

Total Other Assets .................................       959,388     1,795,406
                                                        ==========    ==========

TOTAL ASSETS .......................................    $3,137,944    $4,753,986
                                                        ==========    ==========





LIABILITIES AND STOCKHOLDERS' EQUITY                           1995          1994
--------------------------------------------------        -------------  -------------
CURRENT LIABILITIES:
Accounts Payable and Accrued Expenses:
   Trade Accounts ................................        $   215,354    $   169,023
   Customer Deposits .............................             25,923         27,933
   Accrued Payroll Taxes and Employee Benefits ...            183,945        141,702
   Other Accrued Liabilities .....................              6,270          8,023
Income Taxes Payable (Note 7) ....................               --           64,693
Deferred Revenue .................................          1,163,903      1,200,980
Current Portion of Long-Term Obligations .........             13,033          7,420
                                                          -----------    -----------

Total Current Liabilities ........................          1,608,428      1,619,774

LONG-TERM OBLIGATIONS:
Deferred Rent (Note 4) ...........................             43,444           --
Deferred Income Taxes (Note 7) ...................               --          490,166
Commitments and Contingencies ....................               --             --
                                                          -----------    -----------

Total Current Liabilities and Long-Term Obligations         1,651,872      2,109,940
                                                          -----------    -----------

STOCKHOLDERS' EQUITY:
Common Stock, $.01 per value:
   authorized 10,000,000 shares;
   shares outstanding:  2,642,207 in 1995 and 2,626,519
   in 1994 .......................................             26,422         26,265
Capital in Excess of Par Value ...................          1,905,476      1,886,117
Note Receivable from Stockholder (Note 3) ........            (22,000)
                                                                             (22,000)
Retained Earnings (Accumulated Deficit) ..........           (423,826)       753,664
                                                          -----------    -----------

Total Stockholders' Equity .......................          1,486,072      2,644,046
                                                          -----------    -----------
TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY ..........................        $ 3,137,944    $ 4,753,986
                                                          ===========    ===========





SEE NOTES TO FINANCIAL STATEMENTS



STATEMENTS OF CASH FLOWS


                                                                     YEAR ENDED OCTOBER 31,
                                                               -----------------------------------
                                                                     1995              1994
                                                               ----------------    ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)                                            $(1,177,490)        $  168,429
ADJUSTMENTS TO RECONCILE NET
INCOME (LOSS) TO NET CASH PROVIDED
BY OPERATING ACTIVITIES:
   Depreciation and Amortization                                 1,642,541            646,172
   Provision for losses on (write-offs of)
      accounts receivable                                           (1,377)            40,852
   Deferred Income Taxes                                          (695,764)           126,369
   Tax benefits from stock options exercised                         3,161               ----
   Changes in Assets and Liabilities:
      Accounts Receivable                                          320,566            156,866
      Income Taxes Receivable                                      (26,246)            64,279
      Inventories                                                  (48,565)            49,892
      Prepaid Expenses and Other Current Assets                     (8,276)           (57,877)
      Accounts Payable and Accrued Expenses                         84,811           (251,453)
      Income Taxes Payable                                         (64,693)            64,693
      Deferred Revenue                                             (37,077)           168,784
      Deferred Rent                                                 49,057            (33,439)
                                                               ----------------    ---------------
   Net cash provided by operating activities                        40,648          1,143,567
                                                               ----------------    ---------------
INVESTING ACTIVITIES:
   Property additions                                             (221,423)          (185,144)
   Capitalized software development costs                         (365,016)          (306,106)
   Other                                                             8,318            (41,542)
                                                               ----------------    ---------------
   Net cash used in investing activities                          (578,121)          (532,792)
                                                               ----------------    ---------------
FINANCING ACTIVITIES:
   Proceeds from issuance of common stock                           16,355               ----
                                                               ----------------    ---------------
   Net cash provided by financing activities                        16,355               ----
                                                               ----------------    ---------------

NET INCREASE (DECREASE) IN CASH                                   (521,118)           610,775
CASH AT BEGINNING OF YEAR                                        1,055,378            444,603
                                                               ----------------    ---------------
CASH AT END OF YEAR                                            $   534,260         $1,055,378
                                                               ================    ===============


STATEMENTS OF CASH FLOWS - SUPPLEMENTAL INFORMATION

                                                                     YEAR ENDED OCTOBER 31,
                                                             -----------------------------------------
                                                                    1995               1994
                                                             ------------------    -------------------

Supplemental Disclosures of Cash Flow
   Information:

Cash paid for:
   Interest                                                  $         901         $   ----

   Income Taxes Paid (Received)                                     21,933         (127,113)




SEE NOTES TO FINANCIAL STATEMENTS



STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE
YEARS ENDED OCTOBER 31, 1995 AND 1994



                                                            CAPITAL
                                                              IN              NOTE            RETAINED
                                                           EXCESS OF      RECEIVABLE           EARNINGS
                                                PAR           PAR            FROM           (ACCUMULATED
                                 SHARES        VALUE         VALUE       STOCKHOLDER          DEFICIT)           TOTAL
                               --------------------------------------------------------------------------------------------

Balance at November 1,  1993    2,626,519     $ 26,265    $ 1,886,117     $ (22,000)       $   585,235         $2,475,617


Net Income                                                                                     168,429            168,429
                               ------------   ----------  -------------  ---------------   ------------------  ------------

Balance at October 31, 1994     2,626,519       26,265      1,886,117       (22,000)           753,664          2,644,046

Issuance of Stock                  15,688          157         16,198                                              16,355

Tax benefits from
stock options excerised                                         3,161                                               3,161

Net Loss                                                                                    (1,177,490)        (1,177,490)
                               ------------   ----------  -------------   --------------   ------------------  ------------
Balance at October 31, 1995     2,642,207     $ 26,422    $ 1,905,476     $ (22,000)       $  (423,826)        $1,486,072
                               ============   ==========  =============   ==============   ==================  ============




SEE NOTES TO FINANCIAL STATEMENTS


NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

INDUSTRY SEGMENT - The Company derives its revenue solely from the sales and servicing of microcomputer software and related hardware.

INVENTORIES are stated at the lower of cost or market. Specific identification is used to determine the costs of hardware and software inventory.

FIXED ASSETS are stated at cost, less accumulated depreciation and amortization. The costs of fixed assets are depreciated over the estimated useful lives (two to five years) of the assets using the straight-line method. Leasehold improvements are depreciated over the term of the lease (five years).

CUSTOMER SERVICE AND SUPPORT REVENUE represents revenue earned from hardware and software maintenance contracts, training, installation of new systems, and general software support and programming services provided to customers. Under renewable maintenance contracts, the Company provides, for a term of generally not more than one year essentially all maintenance and repairs resulting from the normal and intended use of its products. Deferred revenue on maintenance contracts is amortized by the straight-line method over the life of the contracts.

REVENUE RECOGNITION - Revenue from sales of software and hardware is generally recorded when the product is shipped. Revenue from custom software products, which are marketed to customers primarily under perpetual license arrangements, is recorded at the time the product is installed and accepted by the customer. Revenue from services other than maintenance contracts is recognized as performed.

EARNINGS (LOSS) PER SHARE - Earnings (Loss) per share are computed on the basis of the weighted average number of shares outstanding plus common stock equivalents which would arise from the exercise of stock options and warrants. Common stock equivalents are excluded from the calculation of net loss per share for the year ended October 31, 1995, as they are antidilutive.

SOFTWARE DEVELOPMENT COSTS - Certain software development costs are being capitalized and amortized over the estimated economic life of the software on a straight-line method, commencing when each product or enhancement is available for general release. Amortization using the straight-line method was $868,742 in 1995 and $318,465 in 1994.

In 1995, the Company reduced the estimated economic life of certain software products to coincide with the period remaining before the next anticipated major release of each software product. This shortening of the estimated economic life of the software products increased the amortization expense by $417,105 and reduced net income by $253,183 or $0.09 per share in 1995.

Based upon the Company's sales activity in the first half of 1995, the Company in 1995 decided to reduce the carrying value of the software development costs relating to the StarPath and StarQuality products. The effect of this non-cash write-down was to increase amortization expense by $306,697 and reduce net income by $185,858 or $0.07 per share in 1995.

In 1995, the Company changed its practice for estimating the economic life of a software product. For software released for general distribution on or after February 1, 1995, the estimated economic life of the software is two years or the period until a new major release of the software is expected to be distributed, whichever is shorter.

PURCHASED SOFTWARE is stated at cost and is being amortized on the straight-line method over its estimated useful life. Amortization using the straight-line method was $194,020 in 1995 and $66,521 in 1994.

In 1995, the Company reduced the estimated economic life of certain purchased software products to coincide with the period remaining before the next anticipated major release of each software product. This shortening of the estimated economic life of the software products increased the amortization expense by $127,499 and reduced net income by $77,392 or $0.03 per share in 1995.

COVENANTS NOT TO COMPETE are stated at the estimated value of the consideration given for the covenants (including the present value of any future payments to be made under each agreement), less accumulated amortization. The costs of the covenants are being amortized over four or seven years, using the straight-line method. Amortization was $77,164 in both 1995 and 1994.

INCOME TAXES are accounted for using the methodology established by Statement of Financial Accounting Standards (SFAS) No. 109, 'Accounting for Income Taxes,' which requires an asset and a liability approach to financial accounting and reporting for income taxes (see Note 7). Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. A valuation allowance is established when necessary to reduce deferred tax assets to amounts expected to be realized based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

CASH AND CASH EQUIVALENTS - The Company considers cash on hand, deposits in bank, and highly liquid debt instruments purchased with original maturity dates of generally three months or less as cash.

RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications have no effect on net income.


2. INVENTORIES

Inventories at October 31 consisted of the following:

                               1995           1994
                          -------------  -------------
Computers                  $   37,005    $       252
Peripheral equipment           29,141         19,125
Parts                             690            175
Software                        6,077          4,035
Supplies and Forms              1,359          2,120
                          -------------  -------------

Total                         $74,272        $25,707
                          =============  =============

3.  NOTES RECEIVABLE

In September 1993, the Company accepted a $22,000 promissory note from a director, when he exercised an option to purchase 25,000 shares of common stock. The promissory note bears an interest rate of seven percent (7%) per year, payable quarterly. The principal of the promissory note is to be paid in full no later than September 30, 1996. However, a portion of the principal is to be paid whenever the director sells any shares of the Company's common stock owned by him. The shares of common stock issued upon the exercise of the option are held by the Company as collateral for the promissory note.

4. LEASE COMMITMENTS

In 1994, the Company leased 12,976 square feet of space under a five-year operating lease which was scheduled to expire in March 1995. In September 1994, the Company entered into an agreement ("Agreement") to extend the lease of its current leased space and to lease an additional 3,875 square feet of office space. The Agreement provided for three months of free rent which is being amortized over the life of the Agreement. The agreement expires on February 28, 1999. The Company has the option to extend the Agreement for five years. Minimum lease payments under the Agreement include utilities, insurance, interior/exterior maintenance and janitorial services, except that the Company, starting in 1996, is required to pay for its pro-rata share of the increase in such costs over the base established in calendar year 1995.

Future minimum lease payments under the Agreement are as follows:

                          1996       $   278,041
                          1997           278,041
                          1998           278,041
                          1999           278,041
                          2000            92,681
                                -----------------

                         Total       $ 1,204,845
                                =================


Rental expense for all operating leases for the years ended October 31, 1995 and 1994 was $259,956 and $196,237, respectively.

5. CREDIT AGREEMENTS

The Company has a revolving loan agreement with United States National Bank of Oregon. The loan agreement allows the Company to borrow up to $700,000 and requires the Company to maintain certain financial ratios. All assets of the Company are pledged as security for the loan agreement. In 1995, the Company renewed the agreement under the same terms and conditions. The Company met all of the required ratios and did not borrow any funds under the loan agreement during fiscal 1994 and 1995. The agreement expires April 15, 1996.

6. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Savings Plan ("Plan"). All regular full-time employees (over 21 years old) are eligible to participate in the Plan. The Company's contribution to the Plan is 50% of the employee' contribution up to a maximum of 2 and 1/2 percent of the employee' wages. During 1995 and 1994, the Company contributed $39,727 and $24,165, respectively, to the Plan.


7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The effect of significant items comprising the Company's net deferred tax asset or liability as of October 31 are as followsgnificant items comprising the Company's net deferred tax asset or liability as of October 31 are as follows:



                                                                      1995                 1994
                                                                  --------------       --------------
          Deferred Tax Assets:
          Accrued Expenses                                           $  69,277         $    41,299
          Deferred Maintenance Contract                                185,527             261,814
          Differences Between Book and Tax  Basis of
             Property and Equipment                                    149,156              53,589
          State Net Operating Loss Carryforward                         79,408              16,495
          Federal Net Operating  Loss Carryforward                     246,463
                                                                                              ----

          Deferred Tax Liabilities:
          Capitalized Software Costs                                 (221,120)            (560,250)
                                                                  --------------       --------------

          Net Deferred Tax Asset (Liabilities)                        $508,711         $  (187,053)
                                                                  ==============       ==============



The deferred tax assets and liabilities are included in the following balance sheet accounts at October 31:


                                                                        1995                 1994
                                                                  ---------------      --------------

           Current Deferred Tax Assets                                $ 254,804         $   303,113
           Deferred Tax Assets (Liabilities)                            253,907            (490,166)
                                                                  ---------------      --------------

           Net Deferred Tax Asset (Liability)                         $ 508,711         $  (187,053)
                                                                  ===============      ==============


In order for the Company to realize all deferred tax assets recognized under SFAS No. 109, future taxable income must be at least comparable to the net income of 1994 and prior years. Although the Company believes such taxable income levels will be achieved, lower amounts could negatively affect the provision for income taxes in future years.

There are approximately $720,000 and $1,223,000 of unused net operating loss carryforwards which, if not used, will expire between 2007 and 2008 for federal and state tax reporting purposes, respectively.

The Company may realize tax benefits as a result of the exercise of certain employee stock options. For financial reporting purposes, any reduction of income tax obligations as a result of these tax benefits is credited to capital in excess of par value. During 1995, $3,161 was credited to capital in excess of par value.

A reconciliation between income taxes calculated at the statutory federal tax rate and the tax provision reflected in the financial statements is as follows:


                                                    1995         1994
                                                ----------    ---------
Computed income taxes based on statutory
   federal income tax rate of 34% ...........   $(659,524)    $ 100,863
Increase (reduction) in taxes resulting from:
   State income tax, net of federal benefit .     (94,524)       15,564
   Benefit from graduated tax rates .........        --          (1,656)
   Adjustment from Change in Tax Method .....        --          11,238
   Other ....................................      (8,238)        2,219
                                                ---------     ---------

                                                $(762,286)    $ 128,228
                                                =========     =========


The provision for income taxes, net of operating loss carryforwards, consists of the following:


                                                           1995          1994
                                                        ----------    ----------

Income taxes currently payable (receivable):
   Federal ........................................     $ (66,532)     $   1,849
   State ..........................................            10             10
                                                        ---------      ---------
                                                        $ (66,522)         1,859
                                                        ---------      ---------
Deferred taxes - net:
   Federal ........................................      (552,547)       102,777
   State ..........................................      (143,217)        23,592
                                                        ---------      ---------
                                                         (695,764)       126,369
                                                        ---------      ---------

                                                        $(762,286)     $ 128,228
                                                        =========      =========


8. STOCK OPTION PLANS

The Company has adopted two employee stock option plans that provide for the issuance of incentive stock options and nonstatutory stock options to employees and officers and nonstatutory stock options to directors who are not employees. The stock option plans authorize the issuance of up to 1,250,000 shares of the Company's common stock. On October 31, 1995, 179,658 shares were available for future grant.

The plans are administered by the Compensation Committee of the Board of Directors. The exercise price for the options granted under the option plans is determined by the Committee and cannot be less than the fair market value of the common stock as of the date of the grant. The term of each option is determined by the Committee, but may not be more than ten years. Vesting schedules are established by the Compensation Committee. All outstanding stock options are exercisable at a price of not less than the fair market value of the Company's common stock on the date of the grant. All outstanding options have a term of five years and vest over a three year period.

One of the stock option plans provides for an automatic grant of nonstatutory stock options to members of the Compensation Committee. The automatic grant occurs each year on the date of the annual shareholders' meeting, and the exercise price of the options issued under the automatic grant is the fair market value of the common stock on that date. The following table summarizes the stock option activity under the Company's option plans:


                                                                  Shares under          Option Price
                                                                     Option                Range
                                                                ------------------    ------------------
                Options Outstanding at October 31, 1993                 499,237       $  0.88 -  $4.75

                Exercised                                                  ----                 ----
                Canceled or Expired                                    (349,065)      $  0.88  - $3.88
                Granted                                                 514,414       $  0.625 - $1.38
                                                                ------------------    ------------------

                Options Outstanding at October 31, 1994                 664,586       $   0.625- $4.75

                Exercised                                               (15,688)      $   0.88 - $1.38
                Canceled or Expired                                     (49,754)      $   0.88 - $1.38
                Granted                                                  80,000       $   1.69 - $1.75
                                                                ------------------    ------------------

                Options Outstanding at October 31, 1995                 679,144       $  0.625 - $4.75
                                                                ==================    ==================

                Options Excerisable at October 31, 1995                 306,267       $  0.625 - $4.75
                                                                ==================    ==================

9.   COMMON STOCK

During 1991, the Company issued a stock warrant for 70,000 shares of common stock as part of an agreement for financial consulting, public relations and investment banking services. Shares are purchasable under the stock warrant as follows: 15,000 shares at $2.00; 15,000 shares at $2.50; 20,000 shares at $3.00;
and 20,000 shares at $4.00.

The stock warrant term is five years. At October 31, 1995, no shares had been purchased under the stock warrant.

10. SIGNIFICANT CUSTOMERS During 1995, the Company recorded revenue from two customers representing 20 percent and 10 percent of total revenue. During 1994, the Company recorded revenue from two customers representing 30 percent and 11 percent of total revenue.


                          INDEPENDENT AUDITORS' REPORT

To The Board of Directors
  and Stockholders of Informedics, Inc.
Lake  Oswego,  Oregon

We have  audited the  accompanying  balance  sheets of  Informedics,  Inc. as of
October 31, 1995 and 1994 and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended October 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company on October 31, 1995 and 1994 and the results of its operations and its cash flows for each of the two years in the period ended October 31, 1995, in conformity with generally accepted accounting principles.





/S/DELOITTE & TOUCHE LLP
Portland, Oregon
December 15, 1995

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HIGHLIGHTS

In 1995, the Company reduced the carrying value of certain software products and shortened the estimated economic life of other software products. The effect of the write-off and shortening the estimated economic lives was to increase amortization expense by $851,301 in 1995, as compared to 1994.

During 1995, the Company expanded its activities in the development of new software and the enhancement and maintenance of existing software. As a result, the Company incurred software development costs of $1,377,906 in 1995, an increase of $675,914 over 1994 costs of $701,992. Of the total costs incurred, the Company capitalized $365,016 in 1995 compared to $306,106 in 1994.

Lower than expected product sales, increased software development costs and higher amortization expense resulted in a net loss of $1,777,490 or $0.45 per share for 1995 compared to net income of $168,429 or $0.06 per share for 1994.

RESULTS OF OPERATIONS - MATERIAL CHANGES

The decrease in product sales of $665,688 or 26% for 1995, as compared to 1994, resulted from a 30% decrease in the number of laboratory and physician office systems sold. The decrease in the number of laboratory systems sold resulted primarily from the sale of fewer StarPath systems, as the Company focused its 1995 laboratory products marketing efforts on its LifeLine products. The decrease in physician office systems sold resulted from a change in the Company's marketing strategy by concentrating on larger independent physician associations (IPAs) and physician hospital organizations (PHOs) rather than individual clinics and physician offices. Management believes that, although the change negatively impacted 1995 sales, anticipated sales to IPAs and PHOs in 1996 are expected to outpace the 1995 level of sales to individual clinics and physician offices.

The increase of $273,960 or 9% in customer service and support revenue resulted from increases in support prices and in the size of the customer base as more systems were installed in 1995.

A decrease in 1995 hardware sales, primarily relating to physician office products, resulted in a decrease in the cost of products sold of $163,731. As a percentage of hardware sales, cost of products sold increased from 83% in 1994 to 90% in 1995. The increase in the 1995 percentage resulted from fewer hardware sales relating to physician office products, which are typically sold at higher margins than hardware sales relating to the laboratory products.

The 1995 increase of $845,935 or 44% in the cost of customer service and support resulted from an increase in the amount of software development costs that were expensed rather than capitalized and higher labor and related costs for customer service. As stated earlier, during 1995 the Company expanded its activities in the development of new software and the enhancement and maintenance of existing software. In 1995, the Company expensed $1,012,890 of its total software development costs compared to $395,887 expensed in 1994. The 1995 labor and related costs for customer service increased by $161,659, when compared to 1994, as a result of a December 1994 salary increase and the hiring of additional staff to serve the Company's growing customer base.

Selling and administrative costs for 1995 increased by $181,907 over 1994 amounts due to an increase in labor and related costs, higher rent expense and an increase in marketing costs for the physician office products. The increase in labor and related costs resulted from a salary increase implemented in December 1994 and an increase in the size of the sales and marketing staff. The higher rent expense resulted from the expansion of office space in November 1994. The increase in marketing costs for physician office products was the result of increased advertisements in trade publications and the attendance at more trade shows in 1995 as compared to 1994.

As previously discussed, the Company in 1995 reduced the carrying value of certain software products and shortened the estimated economic life of other software products. As a result, depreciation and amortization expense for 1995 was $1,642,541 compared to $646,172 for 1994.

LIQUIDITY - CAPITAL RESOURCES

The Company's financial condition remains strong. The Company's cash position and working capital on October 31, 1995 were $534,260 and $254,093, respectively. The Company is virtually debt free. The single largest liability on October 31, 1995 was the deferred revenue liability of $1,163,903, which is a liability for future services. The current ratio on October 31, 1995 was 1.2 to 1.0.

Net cash provided by operations during 1995 of $40,648 and the Company's cash position at October 31,1994 of $1,055,378, were more than sufficient to cover the net cash used to acquire additional assets and fund the development of the Company's software in 1995.

Capital expenditures for property additions were $221,423 and $185,144 in 1995 and 1994, respectively. Capitalized software development costs totalled $365,016 and $306,106 in 1995 and 1994, respectively. Management expects that 1996 expenditures for property additions will be somewhat less than those in 1995. Management anticipates that expenditures for capitalized software development costs will be comparable to those in 1995. All expenditures are expected to be funded through cash provided by operations and from the Company's current cash position.

In 1995, the Company renewed a $700,000 uncommitted revolving line of credit with US National Bank of Oregon. All of the assets of the Company are pledged as security for the line of credit. Terms of the revolving line of credit require the Company to maintain certain financial ratios. As of the date of this Annual Report, the Company has not borrowed under the line of credit and has maintained the required ratios. The line of credit expires April 15, 1996.