Form 10KSB, Exhibit 13
period 1996-10-31
INFORMEDICS INC
filed 1997-01-28
CIK 727164

COMMON STOCK AND RELATED SHAREHOLDER INFORMATION
------------------------------------------------

The Company's common stock is traded on the Nasdaq Small Cap Market under the symbol IMED. On October 21, 1996, the Nasdaq Stock Market, Inc., notified the Company that it failed to maintain the minimum requirements for continued listing on Nasdaq. Nasdaq asked the Company to submit a plan to bring the Company into compliance. The Company submitted its plan and is working with Nasdaq to insure continued listing. The following table sets forth the high and low prices for the common stock, as reported on Nasdaq, during the two fiscal years ended October 31, 1996:


                     1996 Fiscal Year              1995 Fiscal Year
                     High         Low              High         Low
                   -------      -------          -------      -------
First Quarter      $ 1.688      $ 1.250          $ 2.188      $ 1.438
Second Quarter     $ 1.625      $ 1.000          $ 2.188      $ 1.563
Third Quarter      $ 2.063      $ 1.000          $ 1.750      $ 1.250
Fourth Quarter     $ 1.250      $ 0.750          $ 1.500      $ 1.125



The prices quoted above may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


At December 31, 1996, there were approximately 1,100 beneficial owners of the Company's common stock.


The Company has not declared any dividends and has no intention of doing so in the near future.

STATEMENTS OF OPERATIONS
------------------------


                                                YEAR ENDED OCTOBER 31,
                                      -----------------------------------------
                                             1996                  1995
                                      -------------------    ------------------

REVENUE:
Product Sales                            $ 1,601,204             $ 1,908,079
Customer Service and Support               3,554,749               3,243,468
                                         -----------             -----------


Total Revenue                              5,155,953               5,151,547
                                         -----------             -----------

COSTS AND EXPENSES:
Cost of Products Sold                        623,785                 734,857
Cost of Customer Service and Support       2,895,020               2,757,960
Selling and Administrative Expenses        1,964,371               1,999,094
Depreciation and Amortization                457,080               1,642,541
                                         -----------             -----------
Total Costs and Expenses                   5,940,256               7,134,452
                                         -----------             -----------
Operating Loss                              (784,303)             (1,982,905)
                                         -----------             -----------

OTHER INCOME (EXPENSE):
Interest Expense                              (1,523)                   (901)
Interest Income                               15,903                  53,441
Other Income (Expense)                        11,590                  (9,411)
                                         -----------             -----------

Total Other Income - Net                      25,970                  43,129
                                         -----------             -----------

Loss Before Income Taxes                    (758,333)             (1,939,776)
Income Tax Benefit (Note 8)                 (285,427)               (762,286)
                                         -----------             -----------

Net Loss                                 $  (472,906)            $(1,177,490)
                                         ===========             ===========

Weighted Average Number of Common
  Shares and Common Stock Equivalents
  Outstanding                              2,646,194               2,635,368
                                         ============            ===========

Loss Per Share                           $     (0.18)            $     (0.45)
                                         ===========             ===========


SEE NOTES TO FINANCIAL STATEMENTS

BALANCE SHEETS, OCTOBER 31, 1996 AND 1995
-----------------------------------------

ASSETS                                             1996                1995
                                             ----------------    ---------------


CURRENT ASSETS:
Cash                                            $  323,217         $  534,260
Accounts Receivable, less allowance for
  doubtful accounts of $28,439 in 1996
  and $64,623 in 1995                              681,303            807,984
Inventories (Note 2)                                23,833             74,272
Prepaid Expenses and Other Current Assets           36,150            104,378
Income Taxes Receivable (Note 8)                         -             86,823
Deferred Income Taxes (Note 8)                     182,483            254,804
Current Portion of Long-Term Receivable             11,928                  -
Current Portion of Notes Receivable (Note 3)        54,095                  -
                                                ----------         ----------

Total Current Assets                             1,313,009          1,862,521
                                                ----------         ----------

FIXED ASSETS:
Furniture and Fixtures                             134,282            132,830
Machinery  and Equipment                           583,961            597,175
Automobiles                                         29,138             29,138
Leasehold Improvements                              20,442             20,142
Other Fixed Assets                                 136,805            118,009
                                                ----------         ----------
                                                   904,628            897,294

Less accumulated depreciation and amortization     672,300            581,259
                                                ----------         ----------

Total Fixed Assets                              ----------         ----------

OTHER ASSETS:
Long-Term Accounts Receivable                       42,742                  -
Notes Receivable (Note 3)                          305,102                  -
Software Development Costs,
   less accumulated  amortization of
   $542,884 in 1996 and  $1,464,073 in 1995        305,415            576,433
Covenants Not to Compete,
   less accumulated amortization of
   $479,698 in 1996 and $410,249 in 1995            14,348             83,796
Deferred Income Taxes (Note 8)                     613,060            253,907
Other                                               41,816             45,252
                                                ----------         ----------

Total Other Assets                               1,322,483            959,388
                                                ==========         ==========

TOTAL ASSETS                                    $2,867,820         $3,137,944
                                                ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY               1996                1995
------------------------------------         ----------------    ---------------


CURRENT LIABILITIES:
Accounts Payable and Accrued Expenses:
   Trade Accounts                               $  115,543         $  215,354
   Customer Deposits                                 4,120             25,923
   Accrued Payroll Taxes and Employee Benefits     175,285            183,945
   Other Accrued Liabilities                           767              6,270
Revolving Line of Credit (Note 6)                  125,000                  -
Deferred Revenue                                 1,274,687          1,163,903
Current Portion of Deferred Rent (Note 5)           13,033             13,033
Current Portion of Deferred Gain on Sale
   of Assets (Note 3)                               19,615                  -
                                                ----------         ----------

Total Current Liabilities                        1,728,050          1,608,428

LONG-TERM OBLIGATIONS:
Deferred Rent (Note 5)                              30,411             43,444
Deferred Gain on Sale of Assets (Note 3)            87,375                  -
Commitments and Contingencies                            -                  -
                                                ----------         ----------

Total Current Liabilities and Long-Term
   Obligations                                   1,845,836          1,651,872
                                                ----------         ----------

STOCKHOLDERS' EQUITY:
Preferred Stock, $0.01 par value:
   authorized 5,000,000 shares;
   no shares outstanding                                 -                  -
Common Stock, $.01 per value:
   authorized 15,000,000 shares;
   shares outstanding:  2,650,307 in 1996
   and 2,642,207 in 1995                            26,503             26,422
Capital in Excess of Par Value                   1,914,213          1,905,476
Note Receivable from Stockholder (Note 4)          (22,000)           (22,000)
Accumulated Deficit                               (896,732)          (423,826)
                                                ----------         ----------

Total Stockholders' Equity                       1,021,984          1,486,072
                                                ----------         ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $2,867,820         $3,137,944
                                                ==========         ==========


SEE NOTES TO FINANCIAL STATEMENTS

STATEMENTS OF CASH FLOWS
------------------------
                                                    Year Ended October 31,
                                             -----------------------------------
                                                   1996                1995
                                             ----------------    ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                    $   (472,906)       $(1,177,490)
ADJUSTMENTS TO RECONCILE NET
LOSS TO NET CASH PROVIDED
BY (USED IN) OPERATING ACTIVITIES:
   Depreciation and Amortization                   457,080          1,642,541
   Provision for write-offs of
      accounts receivable                          (36,184)            (1,377)
   Deferred Income Taxes                          (286,832)          (695,764)
   Tax benefits from stock options exercised         1,395              3,161
   Gain on sale of assets (Note 3)                 (11,888)                 -
   Changes in Assets and Liabilities:
      Accounts Receivable                          108,195            320,566
      Income Taxes Receivable                       86,823            (26,246)
      Inventories                                   50,439            (48,565)
      Prepaid Expenses and Other Current Assets     62,879             (8,276)
      Accounts Payable and Accrued Expenses       (135,777)            84,811
      Income Taxes Payable                               -            (64,693)
      Deferred Revenue                              92,034            (37,077)
      Deferred Rent                                (13,033)            49,057
                                              ------------       ------------
   Net cash provided by (used in) operating
      activities                                   (97,775)            40,648
                                              ------------       ------------
INVESTING ACTIVITIES:
   Property additions                             (104,762)          (221,423)
   Capitalized software development costs         (194,365)          (365,016)
   Proceeeds from sale of product line
     and related assets (Note 3)                    50,000                  -
   Other                                             3,436              8,318
                                              ------------       ------------
   Net cash used in investing activities          (245,691)          (578,121)
                                              ------------       ------------
FINANCING ACTIVITIES:
   Increase in revolving line of credit            125,000                  -
   Proceeds from issuance of common stock            7,423             16,355
                                              ------------       ------------
   Net cash provided by financing activities       132,423             16,355
                                              ------------       ------------

NET DECREASE IN CASH                              (211,043)          (521,118)
CASH AT BEGINNING OF YEAR                          534,260          1,055,378
                                              -------------      ------------
CASH AT END OF YEAR                           $    323,217       $    534,260
                                              ============       ============

STATEMENTS OF CASH FLOWS - SUPPLEMENTAL INFORMATION
---------------------------------------------------

                                                    Year Ended October 31,
                                             -----------------------------------
                                                   1996                1995
                                             ----------------    ---------------

Supplemental Disclosures of Cash Flow
   Information:

Cash paid for:
   Interest                                   $      1,523       $       901

   Income Taxes Paid (Received)                    (86,823)           21,933

Supplemental Schedule of Non-Cash
  Investing and Financing Activities:

 Sale of product line and related assets
   for note receivable                             359,197                 -




SEE NOTES TO FINANCIAL STATEMENTS

STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE
YEARS ENDED OCTOBER 31, 1996 AND 1995
------------------------------------------

                                                           CAPITAL IN         NOTE             RETAINED
                                                           EXCESS OF       RECEIVABLE          EARNINGS
                                                PAR           PAR             FROM           (ACCUMULATED
                                  SHARES       VALUE         VALUE         STOCKHOLDER          DEFICIT)           TOTAL
                                ----------   ---------     ----------      -----------       ------------       -----------

Balance at November 1, 1994     2,626,519     $26,265      $1,886,117      $ (22,000)         $  753,664        $ 2,644,046

Issuance of Stock                  15,688         157          16,198                                                16,355

Tax benefits from
stock options exercised                                         3,161                                                 3,161

Net Loss                                                                                      (1,177,490)        (1,177,490)
                                ---------     -------      ----------      ---------         -----------        -----------

Balance at October 31, 1995     2,642,207     $26,422      $1,905,476      $ (22,000)        $  (423,826)       $ 1,486,072


Issuance of Stock                   8,100          81           7,342                                                 7,423

Tax benefits from
stock options exercised                                         1,395                                                 1,395

Net Loss                                                                                        (472,906)          (472,906)
                                ---------     -------       ----------     ----------         ----------        -----------

Balance at October 31, 1996     2,650,307     $26,503       $1,914,213     $ (22,000)         $ (896,732)       $ 1,021,984
                                =========     =======       ==========     =========          ==========        ===========




SEE NOTES TO FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
-----------------------------


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

CUSTOMER SERVICE AND SUPPORT REVENUE represents revenue earned from hardware and software maintenance contracts, training, installation of new systems, and general software support and programming services provided to customers. Under renewable maintenance contracts, the Company provides, for a term of generally not more than one year, essentially all maintenance and repairs resulting from the normal and intended use of its products. Deferred revenue on maintenance contracts is amortized by the straight-line method over the life of the contracts.

REVENUE RECOGNITION - Revenue from sales of software and hardware is generally recorded when the product is shipped. Revenue from custom software products, which are marketed to customers primarily under perpetual license arrangements, is recorded at the time the product is installed and accepted by the customer. Revenue from services other than maintenance contracts is recognized as performed.

LOSS PER SHARE is computed on the basis of the weighted average number of shares outstanding. Common stock equivalents are excluded from the calculation of net loss per share as they are antidilutive.

SOFTWARE DEVELOPMENT COSTS - Certain software development costs are being capitalized and amortized over the estimated economic life of the software on a straight-line method, commencing when each product or enhancement is available for general release. Amortization using the straight-line method was $201,734 in 1996 and $868,742 in 1995.

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

PURCHASED SOFTWARE is stated at cost and is being amortized on the straight-line method over its estimated useful life. Amortization using the straight-line method was $194,020 in 1995. Purchased software was fully amortized at October 31, 1995. In 1995, the Company reduced the estimated economic life of certain purchased software products to coincide with the period remaining before the next anticipated major release of each software product. This shortening of the estimated economic life of the software products increased the amortization expense by $127,499 and reduced net income by $77,392 or $0.03 per share in 1995.

In October 1996, the Company retired all of its purchased software, which were among the assets sold to Adaptive Health Systems of Washington, Inc. ("Adaptive") (see Note 3).

COVENANTS NOT TO COMPETE are stated at the estimated value of the consideration given for the covenants (including the present value of any future payments to be made under each agreement), less accumulated amortization. The costs of the covenants are being amortized over four or seven years, using the straight-line method. Amortization was $69,448 in 1996 and $77,164 in 1995.

INCOME TAXES are accounted for using the methodology established by Statement of Financial Accounting Standards (SFAS) No. 109, 'Accounting for Income Taxes', which requires an asset and a liability approach to financial accounting and reporting for income taxes (see Note 9). Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. A valuation allowance is established when necessary to reduce deferred tax assets to amounts expected to be realized based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

CASH AND CASH EQUIVALENTS includes cash on hand, deposits in bank, and highly liquid debt instruments purchased with original maturity dates of generally three months or less.

CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risks consist principally of cash and trade receivables. The Company places substantially all of its cash in demand deposit accounts with high credit quality financial institutions. Trade receivables are with a large number of customers within the industry, dispersed across a wide geographic base. Management believes that any risk of loss is significantly reduced by its ongoing credit evaluations of its customers' financial condition.

FINANCIAL INSTRUMENTS - Statement of Financial Accounting Standards (SFAS) No. 107, 'Disclosures About Fair Value of Financial Instruments', requires disclosure of the estimated fair value of financial instruments when it is practicable to estimate that value. The carrying amount of assets and liabilities as reported on the balance sheet approximates their fair market values.

ACCOUNTING CHANGES - In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, `Accounting for Stock-Based Compensation.' This statement establishes an alternative method of accounting that requires recognizing as expense the fair value of employee stock options and other stock-based awards at the grant date. SFAS No. 123 also allows the continuation of the current accounting treatment under which the Company does not recognize compensation expense for the stock options it awards to employees. Since the Company is electing to retain its current method, it will be required to present pro forma disclosures in its 1997 financial statements as if the fair value based method had been applied.

ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that reflect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expense during the reporting period. Actual results could differ from these estimates.

RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported net income.

2.  INVENTORIES

Inventories at October 31 consisted of the following:

                               1996           1995
                          -------------  -------------
Computers                   $   4,418      $  37,005
Peripheral equipment           11,517         29,141
Parts                           2,124            690
Software                        4,457          6,077
Supplies and Forms              1,317          1,359
                          -------------  -------------

Total                       $  23,833      $  74,272
                          =============  =============

3.  NOTES RECEIVABLE

On October 31, 1996, the Company sold certain assets of its Clinic Manager product line to Adaptive for $500,000, subject to increase or decrease based on revenues received by Adaptive from the Company's former customers during the six-month period after closing. Under the terms of an Asset Purchase Agreement, Adaptive paid the Company $50,000 on October 31, 1996, and is required to pay the remaining balance in 60 equal monthly payments of $7,500. However, if certain events occur in future periods, the payment terms will be accelerated to require payment of the purchase price as early as October 31, 1997.

The notes receivable balance at October 31, 1996, represents the present value of the payments due from Adaptive in future periods, assuming a rate of 9.25% (the borrowing rate of the Company on October 31, 1996).

The Company is using the installment method to recognize the gain on this sale of assets, as the current financial condition of Adaptive and the extended payment terms of the sale provided no reasonable basis for estimating the degree of collectibility. During 1996, the Company recognized a gain of $11,888 from the sale.

4. NOTE RECEIVABLE FROM STOCKHOLDER

The Company accepted a $22,000 promissory note from a director, when he exercised an option to purchase 25,000 shares of common stock. The promissory note bears an interest rate of seven percent (7%) per year, payable quarterly. The principal of the promissory note was to be paid in full on September 30, 1996. The Company extended the due date of the promissory note to October 31, 1997. The shares of common stock issued upon the exercise of the option are held by the Company as collateral for the promissory note.

5.  LEASE COMMITMENTS

The Company entered into an agreement ("Agreement") to lease 16,851 square feet of office space. The Agreement provided for three months of free rent which is being amortized over the life of the Agreement. The Agreement expires on February 28, 2000. The Company has the option to extend the Agreement for five years. Minimum lease payments under the Agreement include interior/exterior maintenance, utilities, insurance and janitorial services, except that the Company, starting in 1996, is required to pay its pro-rata share of the increase in such costs over the base established in calendar year 1995.

Future minimum lease payments under the Agreement are as follows:

                          1997       $   278,041
                          1998           278,041
                          1999           278,041
                          2000            92,681
                                     -----------

                          TOTAL      $   926,804
                                     ===========


On December 19, 1996, the Company entered into a sub-lease agreement with Southern Pacific Funding, Inc. ("Southern") to sub-lease 5,222 square feet of the Company's office space to Southern. The term of the sub-lease agreement is January 15, 1997 to January 14, 1998. Southern may terminate the sub-lease agreement after six months, without penalty. Future minimum payments to be received under the sub-lease agreement are $68,210 in 1997 and $17,950 in 1998.

Rental expense for all operating leases for the years ended October 31, 1996 and 1995 was $269,445 and $259,956, respectively.


6.  CREDIT AGREEMENTS

The Company has a revolving line of credit agreement with United States National Bank of Oregon ("USNB"). The line of credit agreement allows the Company to borrow up to $700,000 and requires the Company to maintain certain financial ratios. All assets of the Company are pledged as security for the loan. In 1996, the Company renewed the agreement. The agreement requires the Company to make monthly interest-only payments on all amounts outstanding under the agreement. The interest rate under the agreement is 1% above USNB's prime interest rate, or 9.25% at October 31, 1996. The Company's balance on October 31, 1996 was $125,000. The agreement expires April 15, 1997.

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Savings Plan ("Plan"). All regular full-time employees (over 21 years old) are eligible to participate in the Plan. The Company's contribution to the Plan is 50% of the employee's contribution up to a maximum of 2-1/2 percent of the employee's wages. During 1996 and 1995, the Company contributed $43,039 and $39,727, respectively, to the Plan.


8.  INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The effect of significant items comprising the Company's net deferred tax asset or liability as of October 31 is as follows:


                                                        1996            1995
                                                     -----------    -----------
          Deferred Tax Assets:
          Accrued Expenses                            $  58,799      $  69,277
          Deferred Maintenance Contract                 123,684        185,527
          Differences Between Book and Tax  Basis of
             Property and Equipment                      66,589        149,156
          State Net Operating Loss Carryforward         137,520         79,408
          Federal Net Operating  Loss Carryforward      526,108        246,463

          Deferred Tax Liabilities:
          Capitalized Software Costs                   (117,157)      (221,120)
                                                      ---------      ---------

          Net Deferred Tax Asset                      $ 795,543      $ 508,711
                                                      =========      =========


The deferred tax assets and liabilities are included in the following balance sheet accounts at October 31:

                                                        1996            1995
                                                     -----------    -----------

           Current Deferred Tax Assets                $ 182,483      $ 254,804
           Deferred Tax Assets                          613,060        253,907
                                                      ---------      ---------

           Net Deferred Tax Asset                     $ 795,543      $ 508,711
                                                      =========      =========


In order for the Company to realize all deferred tax assets recognized under SFAS No. 109, future taxable income must be at least comparable to the net income of 1994 and prior years. Although the Company believes such taxable income levels will be achieved, lower amounts could negatively affect the provision for income taxes in future years.

There are approximately $1,582,000 and $2,084,000 of unused net operating loss carryforwards which, if not used, will expire in 2007 and 2008 for federal and state tax reporting purposes, respectively.

The Company may realize tax benefits as a result of the exercise of certain employee stock options. For financial reporting purposes, any reduction of income tax obligations as a result of these tax benefits is credited to capital in excess of par value. During 1996 and 1995, $1,395 and $3,161, respectively, was credited to capital in excess of par value.

A reconciliation between income taxes calculated at the statutory federal tax rate and the tax provision reflected in the financial statements is as follows:

                                                        1996            1995
                                                     -----------    -----------
Computed income taxes based on statutory
   federal income tax rate of  34%                    $(257,833)     $(659,524)

Increase (reduction) in taxes resulting from:
   State income tax, net of federal benefit             (33,033)       (94,524)
    Other                                                 5,439         (8,238)
                                                      ---------      ---------

                                                      $(285,427)     $(762,286)
                                                      =========      =========

The provision for income taxes, net of operating loss carryforwards, consists of the following:

                                                        1996            1995
                                                     -----------    -----------
Income taxes currently payable (receivable):
   Federal                                            $   1,395      $ (66,532)
   State                                                     10             10
                                                      ---------      ---------
                                                      $   1,405      $ (66,522)
                                                      ---------      ---------
Deferred taxes - net:
   Federal                                             (237,482)      (552,547)
   State                                                (49,350)      (143,217)
                                                      ---------      ---------
                                                       (286,832)      (695,764)
                                                      ---------      ---------

                                                      $(285,427)     $(762,286)
                                                      =========      =========


9.  SIGNIFICANT CUSTOMERS

During 1996, the Company recorded revenue from one customer representing 13 percent of total revenue. During 1995, the Company recorded revenue from two customers representing 20 percent and 10 percent of total revenue.


10.  STOCK OPTION PLANS

The Company has adopted two employee stock option plans that provide for the issuance of incentive stock options and nonstatutory stock options to employees and officers and nonstatutory stock options to directors who are not employees. The stock option plans authorize the issuance of up to 1,250,000 shares of the Company's common stock. On October 31, 1996, 239,766 shares were available under the plans for future grant.

The plans are administered by the Compensation Committee of the Board of Directors. The exercise price for the options granted under the option plans is determined by the Committee and cannot be less than the fair market value of the common stock as of the date of the grant. The term of each option is determined by the Committee, but may not be more than ten years. Vesting schedules are established by the Compensation Committee. All outstanding stock options are exercisable at a price of not less than the fair market value of the Company's common stock on the date of the grant. All outstanding options have a term of five years and vest over a three-year period.

One of the stock option plans provides for an automatic grant of nonstatutory stock options to members of the Compensation Committee. The automatic grants occur each year on the date of the annual shareholder meeting, and the exercise price of the options issued is the fair market value of the common stock on that date.

The following table summarizes the stock option activity under the Company's option plans:

                                                 Shares under     Option Price
                                                   Option             Range
                                                 ------------    ---------------
Options Outstanding at November 1, 1994            664,586       $ 0.625 - $4.75

Exercised                                          (15,688)      $ 0.88  - $1.38
Canceled or Expired                                (49,754)      $ 0.88  - $1.38
Granted                                             80,000       $ 1.69  - $1.75
                                                   -------       ---------------

Options Outstanding at October 31, 1995            679,144       $ 0.625 - $4.75

Exercised                                           (8,100)      $ 0.88  - $1.38
Canceled or Expired                               (191,858)      $ 0.625 - $3.38
Granted                                            131,750       $ 1.00  - $1.56
                                                   -------       ---------------

Options Outstanding at October 31, 1996            610,936       $ 0.88  - $4.75
                                                   =======       ===============

Options Exercisable at October 31, 1996            326,225       $ 0.88  - $4.75
                                                   =======       ===============

                                     *******

                          INDEPENDENT AUDITORS' REPORT



To The Board of Directors
  and Stockholders of Informedics, Inc.
Lake Oswego, Oregon

We have audited the accompanying balance sheets of Informedics, Inc. as of October 31, 1996 and 1995 and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company on October 31, 1996 and 1995 and the results of its operations and its cash flows for each of the two years in the period ended October 31, 1996, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Portland, Oregon
December 20, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion includes certain forward-looking statements. Those statements involve a number of risks and uncertainties, which could cause actual results to differ materially from the expectation stated, including the following: slower than expected sales of Informedics' products, deterioration of business conditions generally or specifically in the health-care industry, regulatory changes involving health care, competitive factors and price pressures.

HIGHLIGHTS

On October 31, 1996, the Company sold certain assets of its ClinicManager product line to Adaptive Health Systems of Washington, Inc. ("Adaptive") for $500,000. In addition to the cash flow contribution from the payments to be made by Adaptive over the next five years, the sale is expected to improve the Company's operating results in future periods. On a pro-forma basis, if the sale of ClinicManager had taken place at the beginning of fiscal 1996, the Company estimates it would have incurred a loss of approximately $202,000 or $0.08 per share for 1996, compared to the actual loss of $472,906 or $0.18 per share.

In 1995, the Company reduced the carrying value of certain software products and shortened the estimated economic life of other software products. The write-off and shortening of the estimated economic lives resulted in a lower amortization expense for 1996 when compared to 1995.

During 1996, the Company continued to invest a large portion of its revenue in the development of its software products. In 1996, the Company spent $1,510,657 or 29% of revenue, for the development of new software, the enhancement and maintenance of existing software, and the improvement to the Company's software development processes to comply with new FDA regulations. In 1995, the Company spent $1,377,906 or 27% of revenue for similar development activities. Of the total costs incurred, the Company capitalized $194,365 in 1996, compared to $365,016 in 1995.

Despite a decrease in product sales in 1996, total revenue was slightly higher in 1996 when compared to 1995, due to an increase in customer service and support revenue. The Company's operating loss for 1996 was $784,303, compared to the 1995 operating loss of $1,982,905. The reduction in operating loss for 1996 resulted from lower depreciation and amortization expense in 1996.

Since the third quarter of 1995, the Company has reported six consecutive quarters of improved operating results. In fact, the Company reported a net income of $4,941 in the fourth quarter of 1996. The improvement primarily resulted from a decrease in operating expenses. Even though operating expenses are expected to be less in 1997 than in 1996, management does not anticipate that the improved operating results will continue during the first half of 1997, as the loss of revenue from the ClinicManager product line is not expected to be replaced by new sales of the Company's IntraMed.net product line until the second half of 1997.

RESULTS OF OPERATIONS - MATERIAL CHANGES

The decrease in product sales of $306,875 or 16% for 1996, as compared to 1995, resulted primarily from a decrease in the number of laboratory systems sold, offset in part by new software license fees from the IntraMed.net product line. The Company believes that the number of laboratory systems sold in 1996 was negatively impacted by additional regulations placed on blood bank software vendors by the Food and Drug Administration. Although product sales will be affected by the sale of the ClinicManager product line, management believes that product sales will be greater in 1997 than in 1996 as the Company plans to expand its sales and marketing efforts for its IntraMed.net and LifeLine products, resulting in a greater number of systems sold.

The increase in customer service and support revenue of $311,281 or 10% resulted from an increase in the size of the customer base and the assessment of a regulatory fee to certain laboratory systems' customers in 1996. Management anticipates that customer service and support revenue will be less in 1997, due to the loss of revenue from the ClinicManager product line. In addition, management does not expect to charge a regulatory fee to its laboratory systems' customers in 1997.

The decrease in the cost of products sold of $111,072 or 15% resulted from a decrease of $67,926 in hardware sales, combined with a decrease in the cost of the hardware. As a percentage of hardware sales, cost of products sold decreased from 90% in 1995 to 84% in 1996. Hardware sales and related cost of products sold are expected to be less in 1997 as a result of the sale of the Clinic Manager product line.

Cost of customer service and support increased by $137,060 or 5% for 1996 when compared to 1995. The increase primarily resulted from increases in wages and in software development costs that were expensed rather than capitalized, offset in part by a decrease in contract labor expense. The increase in wages resulted from an increase in the size of the quality assurance staff, combined with overall increases in salaries and benefit costs in 1996. The increase in the amount of software development costs that were expensed primarily relates to the development of new software products. The decrease in contract labor expense resulted from a reduction in the use of contract programmers, analysts and customer service specialists during 1996. Management feels that the cost of customer service and support will be lower in 1997 due to the reduction in staff as a result of the sale of the ClinicManager product line.

Although selling and administrative expenses were somewhat less in 1996 as compared to 1995, management anticipates that these expenses will be greater in 1997 as the Company plans to expand its sales and marketing efforts of its IntraMed.net and LifeLine product lines.

As previously discussed, the Company in 1995 reduced the carrying value of certain software products and shortened the estimated life of other software products. As a result, depreciation and amortization expense for 1996 was $457,080 compared to $1,642,541 for 1995.

The accumulation of the income tax benefits recorded in 1996 has resulted in an increase in the balance of net deferred tax assets. The balance of the net deferred tax assets was $795,543 on October 31, 1996, compared to $508,711 on October 31, 1995. Current accounting standards require that a valuation allowance be recorded when it is more likely than not that some portion of deferred tax assets will not be realized. Management believes that all of the October 31, 1996 deferred tax assets will be realized in future periods. However, continued net operating losses could result in the need for a valuation allowance against deferred tax assets. Results of operations would be adversely affected if a substantial valuation allowance is deemed to be necessary in future periods.


LIQUIDITY - CAPITAL RESOURCES

The Company's cash position on October 31, 1996 was $323,217 compared to $534,260 on October 31, 1995. The decrease in the cash position resulted from net cash used for operating and investing activities, offset in part by borrowings under the Company's revolving line of credit agreement. Based upon an anticipation of higher product sales and reduced operating expenses, management believes that the Company's current cash position and available funds under its revolving line of credit agreement, will be sufficient to fund its operating and investment activities in fiscal 1997.

Continuing losses and an increase in the deferred revenue liability on October 31, 1996, when compared to October 31, 1995, resulted in a negative working capital of $415,041 on October 31, 1996. Excluding the deferred revenue liability, which is a liability for future services, the Company's working capital on October 31, 1996 was $859,646.

Capital expenditures for property additions were $104,762 in 1996 compared to $221,423 in 1995. The decrease resulted from management's decision to reduce capital expenditures in 1996, due to the decrease in the Company's cash position. Management anticipates that capital expenditures for property additions will continue to decrease, as the Company's cash will be used for operating activities.

Capitalized software development costs totalled $194,365 and $365,016 in 1996 and 1995, respectively. As discussed previously, the Company actually spent more resources for the development of its software products in 1996 than in 1995. However, the Company expensed a higher portion of the costs incurred in 1996, as a significant amount of resources were spent on new software products. Management expects that 1997 expenditures for software development in 1997 will be comparable to those in 1996. However, management believes that a higher portion of those costs will be capitalized, as expenses incurred for enhancements to the new software products will qualify for capitalization in 1997.

The Company has a $700,000 uncommitted revolving line of credit with the Company's bank. At October 31, 1996, the Company's balance under this line of credit was $125,000. All of the assets of the Company are pledged as security for the line of credit. Terms of the revolving line of credit require the Company to maintain certain financial ratios. As of the date of this Annual Report, the Company has maintained the required ratios. The line of credit expires April 15, 1997.


ACCOUNTING CHANGES

In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, `Accounting for Stock-Based Compensation.' The impact in 1997 of the adoption of this pronouncement is discussed under "Significant Accounting Policies" in the Notes to Consolidated Financial Statements.